U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
 Investment Company Act of 1940

(Print or Type Responses)
1.  Name and Address of Reporting Person*
    James P. McNiel
    c/o Pequot Capital Management, Inc.
    500 Nyala Farm Road
    Westport,   CT     06880

2.  Date of Event Requiring Statement
    10/15/99

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
 FutureLink Distribution Corp.
     FLNK

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
       (X)  Director (1)                (  )10% Owner
       ( )  Officer (give title below)  (  ) Other (specify below)

6.   If Amendment, Date of Original


7.   Individual or Joint/Group Filing (Check Applicable Line)
(X)   Form filed by One Reporting Person
(  )    Form filed by More than One Reporting Person
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security
    (Instr. 3)
    NONE.
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2.  Amount of Securities Beneficially Owned
    N/A
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3.  Ownership Form:(Direct (D) or Indirect (I)
    N/A
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4.  Nature of Indirect Beneficial Ownership (Instr. 5)
    N/A
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Table II - Derivative Securities Beneficially Owned
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1.  Title of Derivative Security (Instr. 4)
    NONE
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2.  Date Exercisable and Expiration Date
     N/A
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3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)
    N/A
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4.  Conversion or Exercise Price of Derivative Security
    N/A
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5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    N/A
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6.  Nature of Indirect Beneficial Ownership (Instr. 5)
    N/A
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Explanation of Responses:
(1) The reporting person is a member of the board of directors of the issuer and is an employee of Pequot Capital Management, Inc., a registered investment adviser.


/s/ James P. McNiel                          10/25/99
    **Signature of Reporting Person          Date

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).